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                                   MEMORANDUM

VIA EDGAR AND OVERNIGHT DELIVERY

For Commission Use Only

Re:      North Pointe Holdings Corporation
         Amendment No. 1 to Registration Statement on Form S-1
         File Number 333-122220

         This memorandum sets forth the response of North Pointe Holdings Corporation (including its consolidated subsidiaries, the "Registrant") to the letter of the Staff of the Securities and Exchange Commission (the "Staff"), dated April 19, 2005, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"). For your convenience, each of the Staff's comments is set forth below and followed by the response of the Registrant. Unless otherwise indicated, all section and page references in such responses are to the prospectus included as part of Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which was filed by the Registrant on June 14, 2005. Enclosed herewith are one clean copy and two marked copies (showing the changes that were made from Amendment No. 1 to Registration Statement filed on March 29, 2005) of Amendment No. 2.

         Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions regarding the responses or the Registration Statement.

FORM S-1

RISK FACTORS

IF MARKET CONDITIONS CAUSE REINSURANCE TO BE MORE COSTLY OR UNAVAILABLE WE
MAY .... PAGE 16

1. WE NOTE YOUR RESPONSE TO COMMENT 25 AND REISSUE THE COMMENT IN PART. PLEASE EXPAND THE DISCUSSION TO ADDRESS THE MATERIAL EFFECTS, IF ANY, ON YOUR RESULTS OF OPERATIONS OR FINANCIAL CONDITION IF YOU REDUCE THE AMOUNT OF RISK YOU UNDERWRITE OR IF YOU ARE UNWILLING TO INCREASE YOUR NET RISK EXPOSURE. DISCLOSE THE DIFFICULTIES YOU WOULD LIKELY ENCOUNTER IN FINDING AND NEGOTIATING AN AGREEMENT FOR REINSURANCE FROM ANOTHER SOURCE. IF YOU ARE UNABLE TO DETERMINE THE NUMBER OF REINSURERS AVAILABLE TO PROVIDE COVERAGE, ALTERNATIVELY, PLEASE CONSIDER DISCLOSING THE NUMBER OF REINSURERS YOU CURRENTLY HAVE AND IN THE EVENT OF CANCELLATION OR EXPIRATION, HOW LONG IT WOULD TAKE YOU TO IDENTIFY A REPLACEMENT REINSURER.

         RESPONSE: In response to the Staff's comment, the Registrant has substantially revised and expanded this risk factor on pages 17 and 18 of the Prospectus.

2. PLEASE EXPAND THE DISCUSSION TO QUANTIFY THE AMOUNT OF YOUR CATASTROPHE REINSURANCE COVERAGE.
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         RESPONSE: In response to the Staff's comment, the Registrant added the third paragraph to this risk factor on page 18 of the Prospectus.

RESULTS OF OPERATIONS

GROSS PREMIUMS WRITTEN

YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO YEAR ENDED DECEMBER 31, 2002,
PAGE 42

3. WE NOTE YOUR RESPONSE TO OUR COMMENT NUMBER 38. PLEASE CONSIDER THE NEED TO INCLUDE A DISCUSSION OF THE POLICY COUNT METRIC CITED AS THE PRIMARY DRIVER OF CHANGES IN REVENUES. DISCLOSE TO THE EXTENT POSSIBLE THE ACTUAL CHANGE IN THE NUMBER OF POLICIES WRITTEN. FURTHER, RELATED TO THE PERSONAL LINES, IT APPEARS THAT THE COMPANY HAS OFFSETTING FACTORS GIVEN THAT THE INCREASE IN RATES APPEARS TO HAVE RESULTED IN A LOWER POLICY COUNT.

         RESPONSE: In response to the Staff's comment, the Registrant has revised and expanded the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Gross Premiums Written" on page 44 of the Prospectus to (1) include specific information regarding percentage changes in policy counts and
(2) describe in greater detail the factors resulting in an increase in gross premiums written in the Registrant's personal lines segment for 2003 as compared to 2002 despite the policy count reduction in that line over the same period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 48

4. WE NOTE YOUR RESPONSE TO COMMENT 39 AND REISSUE THE COMMENT IN PART. PLEASE EXPAND ON YOUR REVISED DISCLOSURE TO EXPLAIN WITH MORE SPECIFICITY HOW YOU MANAGE YOUR CASH AND INVESTMENTS AS IT RELATES TO ITS POTENTIAL USE TOWARDS POLICY LIABILITIES. PLEASE MORE FULLY EXPLAIN YOUR STATEMENT, "WE MANAGE OUR CASH AND INVESTMENTS IN A MANNER THAT LIMITS OUR EXPOSURE TO LOSSES RESULTING FROM THE UNTIMELY SALE OF SECURITIES DUE TO UNANTICIPATED CASH REQUIREMENTS."

         RESPONSE: In response to the Staff's comment, the Registrant has revised and expanded the last paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Sources and Uses of Funds" on page 53 of the Prospectus.

BUSINESS

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGES 64-70

5. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR COMMENT NUMBER 47. HOWEVER, IT IS STILL UNCLEAR HOW MANAGEMENT DETERMINES WHICH POINT WITHIN THE RANGE BEST REPRESENTS THE LOSS RESERVES AT THE PERIOD END. PLEASE REVISE YOUR DISCLOSURE INCLUDE THE FOLLOWING:

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         a)       IT SEEMS THAT SEVERAL POINT ESTIMATES ARE GENERATED USING
                  VARIOUS METHODS TO ARRIVE AT THE MOST APPROPRIATE AMOUNT TO RESERVE. REVISE THE DISCLOSURE TO INCLUDE THE HIGH AND LOW VALUATIONS CALCULATED RELATED TO THESE METHODOLOGIES.

         b) CLARIFY WHETHER THE "POINT ESTIMATE" REFERRED TO IN THIS DISCLOSURE IS AN ACTUAL CALCULATED POINT ESTIMATE USING ONE OF THESE METHODOLOGIES, OR AN AMOUNT SELECTED BY MANAGEMENT FROM WITHIN THE RANGE GENERATED BY THESE MULTIPLE METHODOLOGIES EMPLOYED.

         c) INCLUDE QUANTIFIED AND NARRATIVE DISCLOSURE OF THE IMPACT THAT REASONABLY LIKELY CHANGES IN ONE OR MORE OF THE MOST SIGNIFICANT DRIVERS OF THESE RESERVES WOULD HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY.

         RESPONSE: In response to the Staff's comment, the Registrant has revised and expanded the disclosure under the caption "Business - Losses and Loss Adjustment Expenses" on page 69 of the Prospectus.

6. REFER TO YOUR RESPONSE TO COMMENT 49. WE NOTE THAT THE COMPANY REMOVED THE STATEMENT REFERENCED IN THIS COMMENT. HOWEVER, THE REMOVAL OF THE STATEMENT DOES NOT CHANGE THE RESERVING METHODOLOGY EMPLOYED. FOR INSTANCE, THE COMPANY STATES THAT IT INTENDS TO CONTINUE TO USE INDUSTRY LOSS AVERAGES. IN OTHER PORTIONS OF THE DOCUMENT, THE COMPANY STATES THAT THIS PRACTICE HAS CONSISTENTLY RESULTED IN REDUNDANCIES, BUT DUE TO THE LACK OF COMPANY SPECIFIC EXPERIENCE IT WAS THE ONLY METHOD AVAILABLE. THE WORDING IN THIS SECTION SEEMS TO IMPLY THAT THE COMPANY WILL CONTINUE WITH ITS CURRENT PRACTICE EVEN AFTER IT BECOMES POSSIBLE TO USE COMPANY SPECIFIC EXPERIENCE. PLEASE EXPLAIN TO US THE APPROPRIATENESS OF THIS METHODOLOGY.

         RESPONSE: In response to the Staff's comment, the Registrant has revised and expanded the disclosure under the caption "Business - Losses and Loss Adjustment Expenses" on page 69 of the Prospectus to clarify that, as the level of Registrant-specific data increases, the Registrant will increasingly rely on its own loss experience rather than industry loss experience in establishing its loss reserves.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 97

7. WE NOTE YOUR RESPONSE TO COMMENT 53. PLEASE DISCLOSE WHETHER THE TERMS OF YOUR INVESTMENT ADVISORY SERVICES WITH JOON S. MOON WERE ON TERMS NO LESS FAVORABLE TO THE COMPANY THAN COULD BE OBTAINED WITH NON-AFFILIATED PARTIES.

         RESPONSE: In response to the Staff's comment, the Registrant has inserted a sentence under the caption "Certain Relationships and Related Transactions - Investment Services" on page 106 of the Prospectus to indicate that the Registrant could not conclude that the services provided to it by Mr. Moon were on terms no less favorable to it than could be obtained from an unaffiliated third party.

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DECEMBER 31, 2004 FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

ACQUISITION ACTIVITIES, PAGES F-8 - F-10

8. REFER TO YOUR RESPONSE TO COMMENT 61. BASED ON THE INFORMATION PROVIDED IN THIS RESPONSE, WE WERE UNABLE TO AGREE WITH MANAGEMENT'S ASSERTION THAT THE CARRYING VALUE OF THESE RESERVES APPROXIMATED THE FAIR VALUE OF THESE RESERVES IN PARTICULAR TO THE "ORIGINAL SUBSIDIARIES" COMPONENTS. THIS IS BASED ON THE FACT THAT THE INCOME STATEMENT IMPACT THAT DISCOUNTING THESE RESERVES WOULD HAVE SEEMS MATERIAL FOR MOST PERIODS PRESENTED. IT IS ALSO UNCLEAR TO US HOW EXACTLY THE "RISK LOAD" FACTORED INTO THIS CONSIDERATION. PLEASE PROVIDE A MORE DETAILED DISCUSSION OF THE FACTORS RELIED UPON TO ARRIVE AT THE ASSERTION THAT THE CARRYING AMOUNTS APPROXIMATED FAIR VALUE.

         RESPONSE: In response to the Staff's comment, the Registrant provides the Staff with the following a more detailed discussion of the factors relied upon to arrive at its assertion that the carrying amounts approximated fair value, especially as it relates to how the "Risk Load" factors into the fair value calculation.

         In accordance with SFAS 141, the Registrant valued all assets and liabilities of its acquired companies at fair value on the acquisition dates. In both the acquisition of the Original Subsidiaries (as defined in Footnote 1, "Description of Business," on page F-13) and the acquisition of North Pointe Casualty (also defined and described in Footnote 1, "Description of Business," on page F-13), the Registrant determined that the historical carrying value approximated the fair value of the unpaid losses and loss adjustment expenses and the respective reinsurance recoverables (hereinafter referred to as "Net Reserves").

Management Determination of Fair Value of Net Reserves.

         Management considered the following in determining the estimated fair value of Net Reserves.

         A. The timing of reinsurance recoverable payments would be substantially the same as the payment patterns of the losses. There is an average of approximately a one-to-two-month lag between the time a claim is paid and the time the reinsurers pay the companies on the claim. The timing difference was considered to be immaterial in the evaluation of future cash flows. Therefore determining the fair value on a net basis would not result in an amount that was materially different than if separate analyses were performed on both the gross reserves and reinsurance recoverables, then netted together.

         B. Management estimated fair value utilizing an internal analysis based on two key components:

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                  1)       Discounting of future cash flows. Management
                           discounted reserves based on the anticipated payment pattern of gross reserves, using a discount rate equal to the non-risk yield of the U.S. Treasury Note with a duration to match the anticipated payment pattern.

                  2) Risks associated with potential deficiencies, expenses and a buyer's required profit margin ("risk load"). This amounts to a premium on the discounted carrying value that a buyer of the Net Reserves would require in order participate in the business of assuming such liabilities. The Risk Load is calculated base on management's estimate of one standard deviation of the discounted Net Reserves. The Risk Load is then added to the discounted Net Reserves in order to arrive at estimated fair value.

                           Industry wide, the risk load varies significantly among reserve transfer arrangements leaving no specific comparable transaction with which to gauge a reasonable risk factor for the Registrant's portfolio. However, a premium equal to approximately one standard deviation of the discounted reserves is considered a fairly typical risk premium.

Valuation Determination of Original Subsidiaries' Net Reserves:

         1.       Discounted Cash Flows:

         For the Original Subsidiaries, the Registrant discounted Net Reserves using the yield of the US Treasury Note as of June 26, 2002, with a weighted average maturity of 2.3 years, matching the duration of the anticipated payment pattern. The weighted average discount rate used was 3.017% calculated from the two-year treasury yield of 2.87% and three-year treasury yield of 3.36%. The anticipated payment pattern was consistent with historical payment patterns.

         The discounted value of future cash flows of the Net Reserves is $53.3 million.

         2.       Risk Load

         Once a discounted value of future cash flows was calculated, management recognized that further adjustments were necessary because fair value must be indicative of what a hypothetical unrelated third party would require to be paid to assume these reserves in an arms length transaction. Any insurance carrier assuming these reserves would require a premium to the discounted value of the future cash flows, in order to provide a profit margin and to provide a reasonable degree of certainty that the ultimate payouts of the claims would not exceed the amount received in the transaction plus investment income earned to the point when payouts were made. We are calling this premium on the discounted value of future cash flows the Risk Load. The Risk Load is a percent of discounted value of future cash flows which is added to the discounted value of future cash flows to arrive at the fair value of the Net Reserves.

         Through discussions with reinsurers and actuaries, it was clear risk loads vary significantly among reserve transfer arrangements. However, we were able to discern that a common benchmark for calculating the Risk Load was one standard deviation of the reserves transferred.

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         Accordingly, management considered one standard deviation of the
Original Subsidiaries' Net Reserves would represent a reasonable estimate of what an appropriate Risk Load would be to arrive at fair value. Management estimated that one standard deviation for the Original Subsidiaries' Net Reserves was approximately 5.5% of the discounted carrying value.

         In order to arrive at a fair value of the Original Subsidiaries' Net Reserves the value of the discounted cash flows of $53.3 million was increased by the 5.5% risk load, or $2.9 million, to arrive at an estimated fair value of $56.2 million.

         Upon comparing the estimated fair value of $56.2 million of the Original Subsidiaries' Net Reserves as of the acquisition date to the carrying value of $56.3 million, management determined that the historical carrying value on the Original Subsidiaries' Net Reserves approximated fair value.

Valuation Determination of North Pointe Casualties' Net Reserves:

         1.       Discounted Cash Flows

         For North Pointe Casualty, the Registrant discounted Net Reserves using a discount rate equal to the yield of the Two-Year US Treasury Note, as February 28, 2004, matching the duration of the anticipated payment pattern. The discount rate used was 1.68%. The anticipated payment pattern was estimated based on the claims department's best estimate in light of the circumstances of the case reserves outstanding.

         The discounted value of future cash flows of the North Pointe Casualty Net Reserves was $5.9 million.

         2.       Risk Load

         Once a discounted value of future cash flows was calculated, management recognized that further adjustments were necessary because fair value must be indicative of what a hypothetical unrelated third party would require to be paid to assume these reserves in an arms length transaction. Any insurance carrier assuming these reserves would require a premium to the discounted value of the future cash flows, in order to provide a profit margin and to provide a reasonable degree of certainty that the ultimate payouts of the claims would not exceed the amount received in the transaction plus investment income earned to the point when payouts were made. We are calling this premium on the discounted value of future cash flows the Risk Load. The Risk Load is a percent of discounted value of future cash flows which is added to the discounted value of future cash flows to arrive at the fair value of the Net Reserves.

         Through discussions with reinsurers and actuaries, it was clear risk loads vary significantly among reserve transfer arrangements. However, we were able to discern that a common benchmark for calculating the Risk Load was one standard deviation of the reserves

         Management estimated that one standard deviation for the North Pointe Casualty's Net Reserves would be approximately 3.5% of the discounted carrying value, or $207,000. The standard deviation resulted in a percentage of Net Reserves that is lower than that of the Original Subsidiaries' standard deviation due to the reduced risk associated with a more developed book

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of business. North Pointe Casualty's Net Reserves as of February 28, 2004
represent losses from run-off business written in 2000 and earlier, carrying less imbedded risk than the Original Subsidiaries' Net Reserves.

         To arrive at fair value of North Pointe Casualty's Net Reserves, the value of the discounted cash flows of $5.9 million was increased by the 3.5% Risk Load, or $207,000, to arrived at an estimated fair value of $6.072 million.

         Upon comparing the estimated fair value of $6.072 million of North Pointe Casualty's Net Reserves as of the acquisition date to the carrying value of $5.916 million, management determined that the historical carrying value on the North Pointe Casualty's Net Reserves approximated fair value.

9.  SHAREHOLDERS' EQUITY, PAGES F-22 -F-23

9. REFER TO YOUR RESPONSE TO COMMENT 65. WE NOTE THAT YOU DETERMINED THAT A BENEFICIAL CONVERSION FEATURE DID NOT EXIST RELATED TO THE ISSUANCE AND SUBSEQUENT CHANGES IN CONVERSION PRICE OF THESE PREFERRED SHARES. HOWEVER, WHAT IS UNCLEAR IS THE BASIS OF THAT DETERMINATION. PLEASE TELL US HOW YOU DETERMINED THAT A BENEFICIAL CONVERSION FEATURE DID NOT EXIST AT THE TIME OF ISSUANCE, AND THE TIME OF MODIFICATION. ALSO CLARIFY TO US THE CONVERSION RATIO AT EACH EVALUATION PERIOD BASED ON THE FORMULA DESCRIBED. REFERENCE EITF 98-5 AND 00-27 IN YOUR RESPONSE.

RESPONSE:

Beneficial Conversion:

Paragraph 1 of EITF 98-5, defines a beneficial conversion feature as a nondetachable conversion feature issued with a convertible debt security or a convertible preferred stock that is in-the-money at the commitment date. The Registrant determined that no beneficial conversion feature existed at the time of issuance because the relative fair value of the preferred stock as of the date of issuance was greater than the fair value of the amount of common stock which the preferred stock would have been convertible into as of the date of issuance. Because the preferred stock conversion feature was out-of-the-money, no beneficial conversion feature existed as of the date of issuance as described in paragraph 1 of EITF 98-5.

The preferred stock was sold to a third party which also bought common stock and warrants under one investment agreement for an aggregate purchase price of $2,400,100. The Registrant determined the relative fair values of these securities to be $400,000, $1,964,000 and $36,000 for the common stock, preferred stock and the warrants, respectively. Given that the relative fair value of the warrants was immaterial, the Registrant allocated the $36,000 value of the warrants to the shares of preferred stock, resulting in a relative fair value, and stated value, for the preferred stock of $2,000,000.

The $400,000 relative fair value for the common stock represents $10.00 per share, which is the same price per share paid by all other investors who acquired shares of common stock as of the date of issuance of the Preferred Stock.

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In determining the conversion value of the Preferred Stock as of the date of issuance, the Registrant looked to the conversion provisions set forth in
Article VII of the Registrant's Restated Articles of Incorporation in effect at such time. The conversion feature set forth therein provided that the holder of the shares of preferred stock would receive, upon the conversion of the preferred shares, a percentage of the outstanding shares of common stock determined in accordance with a formula set forth therein. Consequently, the number of shares of common stock that the shares of preferred stock were convertible into could vary depending on the number of shares of common stock outstanding on the date of conversion.

Applying the conversion formula set forth in the Registrant's Restated Articles of Incorporation, the equity ownership percentage that would result from the conversion of the preferred stock on the date of issuance was determined by (i) dividing (a) the $2,000,000 initial preferred share investment by (b) the aggregate common equity plus the preferred share stated value, and (2) multiplying that result by 85%. As of the date of issuance, the Registrant had $6,500,000 of common stock and $2,000,000 of preferred stock for a total of $8,500,000 of common equity and preferred stock stated value. Following the formula, the preferred shareholder would be able to convert the preferred shares into a 20% ownership interest in the common stock equity ($2,000,000 / $8,500,000 x .85 = .20).

The fair value of a 20% ownership interest in the Registrant was determined to be $1,800,000. This was based on a $9,000,000 aggregate fair value of the Registrant on the date of issuance of the preferred stock, taking into account any fair value impact that would have resulted from the acquisition of the Original Subsidiaries, which occurred on the same date.

The $9,000,000 fair value of the Registrant was determined based on the $23,000,000 fair value of the Original Subsidiaries and the $14,000,000 fair value of the senior debt, both acquired on the date of issuance. The net of these two components resulted in a fair value of $9,000,000. These were the only two value components held by the Registrant as of the date of issuance, and those two components had clear and distinct fair value support.

Since the preferred stock was convertible into common stock with a fair value of $1,800,000 on the date of issuance ($200,000 less than the $2,000,000 relative fair value allocated to the preferred stock), the preferred stock was determined to be out-of-the-money.

The common stock, preferred stock and warrants were repurchased and retired by the Registrant on June 30, 2004 for an aggregate purchase price of $4,488,000. This was a negotiated price and was not calculated based on the redemption rights or conversion ratios set forth in Article VII of the Restated Articles of Incorporation. During the period between the date of issuance and the date of the repurchase, the terms of the preferred stock were not modified; accordingly, there was no evaluation period other than the date of issuance.

                                    * * * * *

In addition to the foregoing response to the Staff's comment, the Registrant would like to highlight for the Staff certain related changes that have been made to the financial statements constituting part of Amendment No. 2:

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Reclassification of Preferred Stock:

Through the course of further evaluation of the rights associated with the preferred stock, the Registrant determined that it was more appropriate to classify the preferred stock as a redeemable preferred in accordance with Rule 5-02, paragraph 28 (a) and Topic No. 1 of D-98. This was primarily attributable to the reevaluation of certain deemed liquidation and forced sale rights associated with the preferred stock. Accordingly, the Registrant's financial statements now present the preferred stock as temporary equity outside of shareholders' equity.

Adjustment of the Allocation of the Repurchase Price Between Common and Preferred Stock:

The Registrant previously allocated $1,251,000 and $3,237,000 of the $4,488,000 repurchase price to the shares of common stock and preferred stock, respectively. This was initially determined by evaluating the fair value of the preferred stock and allocating the residual value to the common stock. Upon further review, the Registrant believes that there are stronger indications of the fair value for the common stock, mostly due to two purchases of common stock three months prior to the repurchase. Accordingly, the Registrant has reallocated the $4,488,000 repurchase price based on the determination of the fair value of the common stock, with the residual value being allocated to the preferred stock.

On March 31, 2004, the Registrant sold 2,376 shares of newly issued common stock for $40.00 per share. It was the intention of the Registrant to sell these shares for fair value. Accordingly, the Registrant has determined that $40.00 per share (or $1,600,000) for the common stock would represent a better indication of fair value as of the date of the repurchase than the originally allocated amount of $31.28 per share (or $1,251,000). This resulted in a residual value allocable to the preferred stock of $2,888,000. The Registrant's financial statements for the year ended December 31, 2004 have been adjusted to reflect this change in the allocation of the repurchase price.

Restatement of Earnings Per Share For the Quarter Ended June 30, 2004 and the Year Ended December 31, 2004:

In accordance with Topic No. D-42, the Registrant has determined that earnings used to calculate earnings per share should be reduced by the amount of the repurchase price for the preferred stock that was in excess of the stated value of the preferred stock. This was not done in the previous presentation of the Registrant's financial statements for the year ended December 31, 2004.

The portion of the repurchase price allocated to the preferred stock was $2,888,000. The stated value of the preferred stock on the date of the repurchase was $2,000,000. Therefore, the Registrant's earnings per share for the year ended December 31, 2004 has been adjusted to reflect a reduction in earnings of $888,000 due to the repurchase of the preferred stock.

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